DC

Act: 1934
Section: 3(a)(10)
Rule:
Public
Availability: 6/2/2014

[redacted]

14007365

June 2, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC

JUN 02 2014

Washington, DC 20549

No Act
PE 4/22/14

Re: Entheos Audiology Cooperative, Inc.
Incoming letter dated April 22, 2014

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that the Class A and Class B common stock and the Member Withdrawal Notes are not securities as defined in Section 2(a)(1) of the Securities Act of 1933, Entheos Audiology offers and sells the Class A and Class B common stock and the Member Withdrawal Notes without registration under the Securities Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

June 2, 2014

Mail Stop 4561

Joseph G. Bonahoon
Bonahoom & Bonahoom, LLP
110 West Berry Street, Suite 1900
Fort Wayne, Indiana 46802

Re: Entheos Audiology Cooperative, Inc.

Dear Mr. Bonahoon:

In regard to your letter of April 22, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

BONAHOOM & BONAHOOM, LLP

ATTORNEYS AT LAW

OTTO M. BONAHOOM
JOSEPH G. BONAHOOM

ottob@bonahoom.com
joeb@bonahoom.com

110 WEST BERRY STREET, SUITE 1900
FORT WAYNE, INDIANA 46802

(260) 420-4055
FAX: (260) 420-4123

www.bonahoom.com

April 22, 2014

1933 Act: Section 2(a)(1)
1934 Act: Section 3(a)(10)

SUBMITTED VIA INTERNET WEBSITE
www.sec.gov/forms/corp_fin_noaction

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE, Mail Stop 3010
Washington, D.C. 20549

Re: Entheos Audiology Cooperative, Inc.

Ladies and Gentlemen:

This letter is a request for a "no-action" position from the Division of Corporation Finance (the "Division") made on behalf of our client Entheos Audiology Cooperative, Inc., an Indiana corporation ("Entheos" or the "Company"). Entheos is a non-trading cooperative that will be member owned and acting on behalf of independent audiologists; organized and taxed as an Indiana business corporation. Entheos proposes to operate as a cooperative under Subchapter T of the Internal Revenue Code.

Entheos filed and had its Articles of Incorporation approved on the 16th day of May, 2013. As a business entity it has not undertaken any active business practice to this point other than organizational procedures, preliminary establishment of business policies, preparation of legal documentation necessary to move forward with business when the time is right, certain strategic planning and initial contacts made with potential future employees in the areas of sales and marketing, administration, best practices oversight and accounting and controlling oversight. Entheos has also made initial contact with potential manufacturers/suppliers of hearing aid products that would be available for purchase, by its members.

The individuals who are primarily responsible for the creation of Entheos and who are predominantly involved at this stage are Ken and Nora Stewart, both audiologists and both owners of Hearcare Professional Corporation. Ken and Nora purchased Hearcare Professional Corporation in 2000. Over the last thirteen (13) years their focus has been to treat every patient with the utmost care while delivering the highest standard hearing and fitting protocols in the industry to insure patient satisfaction. Hearcare Professional Corporation has been and continues to be a very successfully run audiologist practice thriving in the Fort Wayne, Indiana and Northeastern Indiana.

Prior to becoming an owner of Hearcare, Nora Stewart worked for a hearing aid manufacturer as a regional trainer. As a trainer, Nora Stewart taught hearing aid technology, software programs, and hearing aid fittings to audiologists across Ohio and Michigan. Nora is a Magnum Cum Laude graduate from the University of Cincinnati in 1984 and earned her Masters of Arts Degree from Cincinnati in 1996. She is currently a fellow in the American Academy of Audiology. Prior to his ownership in Hearcare Professional Corp, Ken Stewart worked as Chief Audiologist at a private hearing aid practice in Toledo, Ohio. Ken graduated from the University of Cincinnati in 1994 and earned his Masters of Arts Degree from Cincinnati in 1996. Ken also currently is a fellow in the American Academy of Audiology. Ken and Nora Stewart also founded a not-for-profit organization located in Fort Wayne, Indiana called Hearcare Connection which essentially provides hearing testing and services, and hearing aids to the indigent and under-privileged. Ken and Nora both individually and through Hearcare Connection have sponsored mission trips all over the world to help to bring the gift of hearing to many men, women, and children alike who otherwise do not have these services and products available to them.

The Entheos Cooperative has been formed to enhance the ability of audiologists around the country to provide quality services to those in need by offering best practices education to Entheos members, providing marketing and administrative support and by providing the ability to purchase the highest quality hearing aid products at the best possible price. Through strategic alliances, Entheos will also offer better opportunities for its members to become involved in charitable activities and mission work in the area of audiology in helping the under-privileged and indigent so that those in need may receive the gift of hearing in situations where it is not available to them.

No-Action Request

The Company's no action request is based on our opinion that Entheos's Class A common stock, Class B common stock, and "Member Withdrawal Notes" (hereinafter defined), in the context and under the facts and circumstances set forth herein, are not and will not be securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended (the "1933 Act"), and/or Section 3(a)(10) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, therefore, registration is not required under the 1933 Act and the 1934 Act (collectively, the "Acts"). We request that the Division provide us assurance that it will not recommend enforcement action if Entheos, pursuant to its proposed plan, offers, sells, and issues shares of its Class A common stock and Class B common stock and Member Withdrawal Notes to Members without registration under the 1933 Act.

Reason for Request

It is our opinion that the Class A and Class B common stock and Member Withdrawal Notes to be offered will not constitute "securities" within the meaning of the Acts and therefore registration is not required under the Acts. As more fully discussed below, while the instruments to be issued by Entheos are called "stock" or "notes," they do not possess the characteristics outlined in *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 848 (1975) and *Reves v. Ernst & Young*, 110 S.Ct. 945 (1990) that have been traditionally associated with securities in a business corporation. We believe our opinion is consistent with the position taken by the Division in previous no-action letters on this issue, although it is understood that previous requests for no-action granted by the Division were based on individual facts in those letter.[1]

I. BACKGROUND

Description of Business

Entheos's plan is to be a purchasing cooperative for independent audiologists, and audiologist groups or entities ("Members"). The cooperative will also offer other services and benefits to its Members including, without limitation, purchasing power, best practices assistance, and advice and direction on marketing, administration and other operational practices. Entheos stock will not be publicly traded. Entheos will negotiate purchases of merchandise from vendors at significantly discounted prices for the Members resulting in rebates to the cooperative and its Members. All of Entheos's shareholders will be Members and all of its Members are shareholders.

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[1] *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006), Feltus Hardware Inc., SEC No-Action Letter, 1988 WL 235185 (Nov. 9, 1988); Hardware Wholesalers, Inc., SEC No-Action Letter, 1987 WL 108008 (May 26, 1987); Speer Hardware Co, SEC No-Action Letter, 1987 WL 107433 (Jan. 5, 1987); Speer Associated Distributors, Inc., SEC No-Action Letter, 1985 WL 54480 (Sept. 12, 1985); United Hardware Distributing Co., SEC No-Action Letter, 1985 WL 54135 (May 6, 1985); OUR OWN Hardware Co., SEC No-Action Letter, 1984 WL 45162 (April 25, 1984); American Hardware Supply Co., SEC No-Action Letter, 1984 WL 44919 (Jan. 9, 1984); Services Center Corp., SEC No-Action Letter, 1993 WL 177856 (May 21, 1993) (credit unions); Peer Marketing Associates, Inc. (Feb 3, 1993) (tobacco and confectionery distributors); Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5. 1989) (retail grocers); NDS/Basic, Inc., SEC No-Action Letter, 1988 WL 234433 (June 30, 1988) (office supplies dealers); Associated Grocers, Inc., SEC No-Action Letter, 1988 WL 233663 (Feb. 12, 1988) (retail grocers); Professional Veterinary Products, Ltd. SEC No-Action Letter (July 12, 1996); Cap Rock Telephone Company, Inc., LEXIS 1994 SEC No-Act (Nov. 4, 1994).

II. ENTHEOS'S PROPOSED STRUCTURE

Proposed Structure

Entheos affirmatively covenants to:

(1) Approve the organization and operation of Entheos on a cooperative basis under Subchapter T of the Internal Revenue Code;

(2) Authorize Class A common stock with a par value of $100.00. 10 shares ($1,000.00) will be issued to each new Member (Class A common stock will have one vote associated with 10 shares of common stock, one member one vote);

(3) Authorize Class B common stock which will have no voting rights associated with it, but will merely represent an additional and mandatory monetary participation in the cooperative by all Members equally as outlined below;

(4) Prohibit the payment of dividends or other distributions of property and distribute only patronage rebates based solely upon a Member's patronage of vendors with whom Entheos has a contractual buying power relationship, on an annual basis;

(5) Prohibit the transfer of any capital Stock or Member Withdrawal Notes (except to Entheos) and prohibit the pledge or hypothecation of any stock or Member Withdrawal Notes;

(6) Require each Member to execute a Membership Agreement approved by the Entheos Board of Directors and Members at an annual meeting or such other designated special meeting.[2]

The purpose of the two classes of stock is to help the cooperative to capitalize its operations appropriately. The payment for Class A common stock ($1,000.00) must be made on or prior to the effective date of Membership in the cooperative. Payment for the Class B common stock ($4,000.00) may be made at the same time as the payment for the Class A common stock, however, Members may elect to pay for the Class B common stock over time through deductions from its patronage rebates. If a Member chooses to pay for the Class B common stock from its patronage rebates; the cooperative shall deduct up to 80% from each patronage payment owed to the Member until the balance for the Class B common stock has been paid in full. The Member may elect to pay the balance of the Class B common stock due and owing at any time. The Class B common stock must

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[2] *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006).

be paid for in full no later than the 5 year anniversary of the Member's date of membership in Entheos.

The concept of Class B stock was put in place for the sole purpose of allowing new Members some flexibility with regard to the initial cost of becoming a Member while at the same time insuring that Entheos will have sufficient capitalization in order to meet its cash flow and capitalization needs during the first several years of its existence. Ultimately, all Members of Entheos will own the exact same amounts of Class A and Class B stock and will have paid in the exact same amount for its membership and/or ownership of Class A and Class B stock. A Member who has paid in full for all of its Class A and Class B stock shall receive one hundred percent (100%) of the patronage rebate to which it is entitled while a Member who has not yet paid in full for all of its Class B stock will have up to eighty percent (80%) of its earned patronage dividend applied against the payment of Class B stock and therefore retained by the Entheos as that piece of initial capitalization. Further, there is no minimum purchase requirements through the cooperative except to the extent that a Member must make enough purchases (or otherwise make direct payment) in order to complete the purchase of the Class B stock within five (5) years of the date of membership. Since Class B stock can be purchased through the use of patronage rebates over a five (5) year period, this could be construed as a minimum purchase requirement; however, a Member has the option at any time to simply make the payment in cash for the balance of the Class B stock.

Once an individual Member owns its full required contingent of Class A and Class B stock then there is no minimum purchase requirement. Further, all fully paid Members will own exactly the same amount of Class A and Class B stock and will have contributed exactly the same dollar amount. Once again, the concept of Class B stock is merely an option offered by Entheos that allows a Member the chance to spread out the initial cost of membership over a three(3) year period while at the same time protecting the capitalization needs of Entheos, The costs and benefits to all of the Members remain exactly the same both before and after the initial purchase of the Class B stock due to the fact that a Member that is fully paid receives all of its patronage rebate and a Member who is not fully paid for Class B stock only receives a portion of Class B payment. Further, there is no benefit, such as in farm cooperatives, to a Member for things such as storage space or warehousing opportunities. The benefit is through patronage rebates and other services offered by Entheos and therefore there is no incongruence in the benefits offered even during the Class B buy-in period. All Members pay exactly the same amount to become a Member, all Member rebates are based on patronage, (see patronage rebates discussion at Section III B beginning at page 8), all Members have the same rights and the same obligations, and all are treated exactly the same. As such, there is no similarity or analogy to be drawn with farm cooperatives or other cooperatives similar to farm cooperatives with regard to warehousing or storage type benefits.

Entheos has filed Articles of Incorporation ("Articles") which affirmatively state, among other things, that Entheos must operate on a cooperative basis under Subchapter T of the IRS Code. (A copy of the filed Articles is enclosed with this no-action letter). Although neither the Code nor the regulations define "operating on a cooperative basis" the meaning of the term has been the subject of considerable and well settled administrative and judicial interpretation. To meet the definition of "operating on a cooperative basis" the following three criteria must be satisfied: (1) there must be subordination of capital, both as in regard to control over the cooperative undertaking, and as in regard to the ownership of the pecuniary benefits arising therefrom (i.e., the company cannot declare dividends on capital contributions); (2) the company must return its net earnings (defined as net income remaining after tax computed in accordance with GAAP) as patronage distributions in proportion to the business done by its patrons participating in the cooperative endeavor; and (3) there must be democratic control - meaning that each of the company's members has one vote for the election of directors.[3] Based on the above factors, it is our opinion that Entheos will operate on a cooperative basis.

Entheos will not retain any portion of the net earnings from its business with its Members in excess of what is reasonably determined to be necessary for working capital and reserves for the business. The Board of Directors will annually declare patronage rebates representing all excess net earnings realized from the business done with or for Members over the amount that has been determined to be necessary for working capital and reserves. Entheos's main purpose will not be to provide its Members a return on invest capital. Rather, its main focus is to provide purchasing power, service enhancement, audiologist service standards, and patronage rebates to its members.

Entheos will focus on providing its Members with low cost, quality merchandise to increase its Members' profits rather than its own profits. Entheos will provide year end audited financial statements to its Members in conjunction with this plan.

Entheos will offer optional advertising and trade name usage to its Members in an effort to create an "Entheos" or brand name. All prospective Members of Entheos will be individual audiologists or Audiology practices with their own unique legal and/or corporate names and/or trade name(s). Prospective Members would continue to be able to choose to utilize their own corporate and trade names. Thus, the "Entheos" brand name will serve as the name of the cooperative used as a quality standard indicator or brand. This will not be a franchise relationship.

In summary, the only holders of Class A common stock and Class B common stock will be Audiology practitioners that are Members. The holders of Class A common stock and Class B common stock (i.e., Members) will be prohibited from transferring or hypothecating their shares except for transfers to Entheos. Members will be required to purchase a minimum number of Class

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[3] *See Puget Sound Plywood v. Commissioner of Internal Revenue*, 44 T.C. 305 (1965).

A voting shares at the inception of its membership and a minimum number of Class B shares either at inception or over time as part of the patronage rebate process, all as determined by the Board of Directors, and said shares will represent only membership interests in a corporation operated on a cooperative basis. Members will have equal voting power, irrespective of the number of shares owned by each Member, however, Entheos' structure as set forth requires that all Members will ultimately own the same amount of Class A and Class B stock.

Finally, any Member Withdrawal Notes will not be transferable or negotiable, will not bear interest, and will represent indebtedness entered into on the same terms as any other commercial loan.[4] These requirements will be outlined in the Membership Agreement entered into by each new member.

III. DISCUSSION AND BASIS FOR OPINION

A. When is Stock a Security?

Section 2(a)(1) of the 1933 Act[5] and Section 3(a)(10) of the 1934 Act[6] set forth virtually identical definitions of the term "security." Both definitions list "stock" as a security. The United States Supreme Court has, however, in *United Housing Foundation, Inc. v. Forman*, 421U.S. 837, 848 (1975) rejected at the outset any suggestion that the purchase of an apartment in a housing cooperative, evidenced by the sale of shares called "stock" must be considered a securities transaction simply because the statutory definition of a security includes the words "any…stock." Moreover, the court rejected an inflexible, literal approach that would require any instrument called "stock" to be classified as a security, and stated instead that "[c]ommon sense suggests that people who intend to acquire only a residential apartment in a state-subsidized cooperative, for their personal use, are not likely to believe that in reality they are purchasing investment securities simply because the transaction is evidenced by something called a share of stock."[7]

The Supreme Court in *Forman* established a two-part test to determine whether an instrument that is called "stock" is a security for purposes of the Acts:

1. The Supreme Court in *Forman* stated that if an instrument is both called "stock" and bears stock's usual characteristics, a purchaser justifiably may assume that the federal securities laws apply.[8] The characteristics of stock listed by the Supreme Court are:

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[4] *See Handy Hardware Wholesale, Inc.*, SEC No Action Letter, 2006 WL 1816942 (June 29, 2006).
[5] 15 U.S.C. §77(b)(1).
[6] 15 U.S.C. §78c(a)(10).
[7] *Forman at 848.*
[8] *Landreth Timber co. v. Landreth, 471 U.S. 681, 686, 105 S.Ct. 2297, 2302 (1985).*

a. the right to receive dividends contingent upon an apportionment of profits;

b. negotiability (*i.e.*, transferability);

c. the ability to be pledged or hypothecated;

d. the conferring of voting rights in proportion to the number of shares owned; and

e. the capacity to appreciate in value.[9]

2. If the instrument does not have the usual characteristics of stock; it may still be a security if it constitutes an "investment contract," which is a catch-all category included in the definition of "security" under both the Acts.[10] The Supreme Court in *Forman* adopted the test established in *SEC v. W.J. Howey Co.*, to determine whether an instrument is an "investment contract." The test is "[w]hether a scheme involved an investment of money in a common enterprise with profits to come solely from the efforts of others." [11]

B. <u>Entheos's Class A and Class B Common Stock are not "Securities" under the Five Factor *Forman* Test</u>

Although the instruments by Entheos to its Members are called "stock," they do not possess characteristics traditionally associated with stock in a business corporation as outlined in *Forman*. Similar to the fact pattern in *Forman*, a Member views the mandatory purchase of the Class A and Class B common stock in Entheos as a necessary incident to buying merchandise (and receiving other benefits) through Entheos and not as the purchase of an investment security. Rather, Members expect a return from their efforts, i.e. their purchases of merchandise through the Company, not from their investment of capital. Applying the five factors of *Forman* to Entheos stock supports our opinion that Entheos's stock does not have the significant characteristics of a security as defined in the 1933 Act and the 1934 Act.

1. <u>Dividends versus Patronage Rebates</u>

Purchasing cooperatives often pay to their members an annual "patronage rebate," representing substantially all of the net earnings of the cooperative remaining after establishment of necessary working capital reserves. Nearly all of the cooperatives described in the previous no-action letters provide for patronage rebates (Feltus Hardware Inc.,

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[9] Id.
[10] *Forman*, 421 U.S. at 851-58
[11] *SEC v. W.J. Howey Co.*, 328 U.S., 293, 301, 66 S.Ct. 1100, 1104 (1946).

Hardware Wholesalers, Inc., United Hardware Distributing Co., OUR OWN Hardware Co, American Hardware Supply Co., Services Centers Corp., Peer Marketing Associates, Inc., Associated Grocers of New England, Inc., NDS/Basic, Inc., Professional Veterinary products, Ltd.).[12] Since the purpose of a purchasing cooperative is to benefit its members rather than operate at a profit, Entheos will be required to account for its net earnings in accordance with the cooperative principles by distributing to its Members as patronage rebates all of its "net earnings" from business done with or for Members in excess of reasonable reserves for necessary purposes of the Company. Thus, the patronage rebate is, in effect, a rebate or refund of amounts previously paid by the Member for purchases from the cooperative. Prior no-action requests have been issued by the Division in situations where a cooperative pays a patronage rebate.

Entheos' governing documents only allow for Class A and Class B stock as described herein; will expressly prohibit the payment of dividends or other distributions of property; and will instead provide only for payment of patronage rebates.

As set forth in its corporate structure and Subchapter T of the Code, Entheos will:

(1) be obligated to pay patronage rebates to its Members;

(2) on the basis of quantity or value of purchases by the Members;

(3) based on the net earnings from Entheos resulting from purchases by its Members.

Accordingly, Entheos will not retain any portion of the net earnings from purchases by its Members in excess of what will reasonably be determined to be necessary for working capital and reserves for the business. Instead, the Board of Directors will annually declare patronage rebates representing all of its net earnings realized by its Members in excess of the amount that will be determined to be necessary for working capital and reserves. For instance, if Entheos's net earnings from purchases after provisions for income tax and holdbacks for working capital and reserves amounts to $1,000,000, and revenues from a Member's purchases account for 1% of revenues generated from all purchases made by Members, then the Member's patronage rebate would be $10,000, or 1% of $1,000,000. If Entheos does not have any net excess earnings based on patronage at the end of a year, the Board of Directors may choose not to distribute patronage rebates.

[12] See n.1 above for a listing of the prior cooperative no-action letters. Of these, only the Speer Hardware Company letters does not mention a patronage rebate.

The patronage rebate is based on each Member's patronage of Entheos, as opposed to the amount (or percentage) of any ownership interest in Entheos, as is the case of a dividend. Entheos will only include at this time direct manufacturer purchases in determining the amount of patronage rebate owed to each Member. A direct manufacturer purchase is a purchase that is shipped directly to the Member from the vendor. Members pay the manufacturer directly and the manufacturer pays rebates to Entheos.

A patronage rebate may be paid in Class B common stock or cash as determined by the Board of Directors based on the amount Entheos has available for rebate, however, once the rebate amount is determined a Member eligible for a patronage rebate must receive at least 20% of said rebate in cash.[13]

The payment of patronage rebates, as contemplated under this proposed structure, is based on the proportionate amount of purchases by each Member on an annual basis, rather than payment of dividends based on ownership levels. This differs substantially from the usual characteristics of "stock." In *Forman*, the tenants purchased stock for the economic benefit of subsidized low-cost housing and not with the expectation of making a profit on the stock.[14] Similarly, Entheos' Members seek membership in Entheos to realize reduced merchandise costs by purchasing inventory collectively in large volumes as the economic benefit, not to realize appreciation in the investment in their stock. This is a critical difference between Entheos and ordinary business corporations.

The economic benefits which accrue to Entheos' Members are directly related to their patronage activity (i.e., the amount of their purchases from manufacturers with whom Entheos has a buying power relationship), while the economic benefits in a regular business corporation are returned to the shareholders in direct proportion to their investment in the corporation (i.e., the number of shares held). A Member's decision to associate with Entheos is not predicated on the opportunity to realize investment profits, but rather on the economic benefits (and other services related and added value benefits) of lower cost merchandise realized through large volume buying power.

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[13] Associated Grocers of New England, Inc., SECD No-Action Letter, 1989 WL 246382 (Oct. 5, 1989) (allowed at least twenty percent of the patronage dividends to be paid in cash. The balance was paid in Class B stock to the extent necessary to meet the Class B stock ownership requirements or in patronage dividend certificates....).
[14] *Forman* at 851.

2. Transferability

No holders of Entheos Class A or Class B common stock will be allowed to transfer, except to Entheos. No shares of Class A or Class B common stock will be allowed to be transferred to any non-member. Entheos has included a provision in its Articles that requires all certificated shares to have a legend that prohibits transferability (if un-certificated shares, notice will be sent to each holder containing the restrictions)..

The only instances of termination that would result in the transfer of a Member's Class A and Class B stock back to Entheos are outlined in the Membership Agreement, and they are (i) voluntary termination by the Member; (ii) a default by a Member in the performance of material obligations under the Member Agreement; (iii) the bankruptcy or insolvency of a Member; (iv) dissolution of a Member that is an entity or if a Member otherwise ceases to do business (v) the sale or transfer of more than fifty percent (50%) of the assets of a Member who is an entity (vi) the sale of fifty percent (50%) or more of an ownership interest of an individual holding ownership in an entity which is a Member (vii) the death of a Member; (viii) the death of an individual who owns more than fifty percent (50%) of the ownership interest of an entity that is a Member; (ix) a default in performance of Entheos (allowing the Member to terminate), , and (x) termination of Membership interest as a result of notice from the Board of Directors indicating that the Member is believed to be in non-compliance with the provisions of the Membership Agreement. When there is a termination, whether voluntary or involuntary, transferability of Class A and Class B stock occurs only back to Entheos and is handled through the use of Member Withdrawal Notes as explained in more detail in other portions of this letter.

The transferability restrictions mandated in the Entheos corporate structure differ substantially from the usual characteristics of "stock." In *Forman*, the tenants could not transfer or assign their common stock, which is also true for any holders of Entheos's shares.

3. Hypothecability

Entheos's proposed structure does now and will continue to expressly prohibit any of the classes of common stock from being pledged or hypothecated. Additionally, all certificated shares will have a legend that prohibits the ability of a Member to pledge or hypothecate the shares (if un-certificated shares, a notice will be sent to each holder containing the restrictions).

The restrictions on hypothecation and pledges required under the Entheos structure differ substantially from the usual characteristics of "stock." In *Forman*, the tenants could not pledge their common stock, which is also true for any holders of Entheos's shares.

4. Voting

Only Entheos's Class A common stock carries voting rights. Since all Members are required to pay One Thousand and No/100 Dollars ($1,000.00) and purchase all of its Class A common stock at the inception of membership, then all Members have the immediate and same voting rights once Class A stock has been purchased and they become a Member. The holders of Class B common stock will not contain any voting rights. Because each Member will own ten shares of Class A common stock, no more and no less, and, because the other class is non-voting, each Member has equal voting power in Entheos. A Member's voting rights are not proportionate to the dollar amount of its investment, as would be the case in an investment in common stock of a business corporation. However, once each member has paid in full for its Class B stock (through patronage rebates or otherwise as explained earlier) all Members will have invested the exact same dollar amount in order to become Members.

The equality of all Members' voting power, without regard to amount of stock owned, differs substantially from the usual characteristics of "stock." Similar to *Forman* where the voting rights were not in proportion to the number of shares owned, Entheos's Class A common stock gives each holder one (1) vote on Entheos matters; however, there is no correlation between the number of votes a Member has (always one (1) vote) and the true measure of economic benefit to the Member, which is the size of the patronage rebate which the Member will receive (which is based solely on the volume of business done with Entheos, not share ownership).

5. Appreciation in Value

There is no ability for Entheos stock to appreciate in value. All shares of stock always have been and always will be sold to Members for $100 per share, which is the par value. Repurchases by Entheos will be made at a price equal to or less than the price originally paid, $100 per share for Class A and Class B stock, which all have $100 par value. Entheos' stock will never appreciate in value.

The inability of Entheos' stock to appreciate differs substantially from the usual characteristics of "stock." In *Forman*, the tenants who desired to sell their shares were required to offer the stock back to the housing cooperative at its initial price. Entheos' Members will not be allowed to transfer their stock to other members or prospective members. Each Member will only be able to sell its shares back to Entheos at the same price or less than the same price such Member paid for, so there is no opportunity for a shareholder-member to realize any gain from the sale of Entheos shares due to appreciation in value.

Entheos' By-Laws provide that upon liquidation or dissolution of Entheos, whether voluntary or involuntary, and after paying or discharging all of its obligations (and provided that there are sufficient funds available), Entheos will retire all capital furnished through the purchase of Class B stock without priority on a pro-rata basis, subsequently (if funds are available) Entheos will redeem all Class A stock without priority on a pro-rata basis. In the unlikely event there is a balance in liquidation proceeds after payment of the original purchase price to the members, any excess proceeds shall be divided pro rata among the Members in proportion to their patronage during the most recent full fiscal year (unless the IRS requires a different time period for determining patronage).

The Articles and Bylaws require that Entheos distribute its excess net earnings to its Members based on patronage, rather than stock ownership. This will comply with both the Indiana State law and *Forman* because the excess will be going to its Members, but based on patronage in a manner consistent with *Forman*. The distribution of a patronage rebate upon liquidation is no different than a distribution of a patronage rebate at any other time. A patronage rebate upon liquidation will not be based on stock ownership at the time, but instead will be strictly based on the amount the current Member has purchased through and as a Member of Entheos for the most recent full fiscal year. In the unlikely event that there is an excess amount of proceeds upon liquidation, the only appreciation will be the potential patronage rebate rather than the value of the stock.

The Division has previously granted no-action requests to companies that had liquidation provisions in their organizational documents which allowed for the excess in liquidation proceeds after the payment of any debts and amounts held back in reserves to be distributed to the members based upon each member's patronage to the company:

- American Truckload Cooperative, Inc., SEC No-Action Letter 1993 WL 262725 (July 1, 1993) ("Since ATC is in business to aid its members to obtain profits in their business, it is not a charitable corporation. In any winding up of ATC, ATC is required to distribute to its members any property remaining after the payment of the coop's obligations. The bylaws of ATC provide that member-related income 'shall be divided pro rata among the Members in proportion to their patronage.'");

- NDS/BASIC, Inc., SEC No-Action Letter, 1988 WL 234433 (June 30, 1988) ("The Certificate of Incorporation provides that the residual assets of the Cooperative remaining after the payment of its liabilities, the distribution to its preferred stockholders of an amount equal to the par value of their Preferred Stock and to the common stockholders of an amount equal to the original purchase price for their common stock, shall be distributed to past and present Members upon the basis of quantity or value of business done over the years with the Cooperative.");

- Independent Stationers, Inc., SEC No-Action Letter, SEC No-Action Letter 1994 WL 133456 (Apr. 15, 1994) ("In the quite unlikely event that there would be assets remaining after the distributions with respect to Class A and common shares, any excess amount would be distributed to the then extent and former holders of common shares in proportion to their patronage of the company.");

- Peer Marketing Associates, Inc., SEC No-Action Letter 1993 WL 28727 (Feb. 3, 1993) ("Even upon any such liquidation, dissolution or winding up of PMA, the portion of PMA's then remaining assets to be devoted to the retirement of its Common Stock shall equal but $1.00 per share, a sum equal to the original subscription price thereof. The balance of PMA's assets, if any, shall be paid to its Members as patronage refunds").

In previous no-action letters, companies were able to obtain affirmative no-action relief from the Division that registration was not required in situations where they were not organized as a non-profit corporation under state law. Most of the companies that were granted no-action requests had the same entity or corporate structure that Entheos will have corporations operating as a cooperative under Subchapter T.

In our opinion, a patronage rebate paid upon liquidation would not be an appreciation in the value of the stock nor would it be a windfall for the Members because it would be solely based on the amount of products a member has purchased as a Member of Entheos, and would be no different than any other patronage rebate.

Non-Member Revenue

There is no non-member revenue contemplated under the Entheos structure presently.

C. Entheos's Class A and Class B are not Investment Contracts

The second test under the *Forman* decision, is determining whether or not the instrument constitutes an "investment contract." An instrument constitutes an investment contract if it is a scheme that involves an investment of money in a common enterprise with profits to come solely from the efforts of others. [15] Entheos believes that its stock fails to meet this second part of the *Forman* test.

[15] *SEC v. W.J. Howey Company*, 328 U.S. 293 (1946).

As explained more thoroughly below, the money paid by a Member to purchase the class A and B stock does not represent capital invested to secure income or profit, rather it permits a Member to obtain quality products at a reduced cost unavailable to non-members. The amount of a Member's rebate will be based entirely upon the amount of product purchased by the Member from vendors with whom Entheos has a contractual buying power relationship.

First, Entheos' Members will not invest in Entheos with any expectation of receiving profits solely from the efforts of others, as would an investor in an ordinary business corporation. Rather, the benefit a Member expects from its membership is greater profitability of its own business, in part through access to vendors through which Entheos has negotiated contracts for goods and services, but principally through the Member's own efforts. Entheos' role is not to take money from a passive investor and manage it so as to return to the investor a profit, but to provide access to goods and services that enable an active businessperson to derive greater profits from its own business.

In a case involving a sugar cane marketing cooperative, the Eastern District of Louisiana addressed the distinction between an investment contract and a cooperative as follows:

> It is readily apparent that local sugar cane farmers purchasing shares of stock in the defendant cooperative did not believe that they were purchasing investment securities. The inducement to purchase was membership in an association that would provide the sugar cane farmer with services he might not otherwise obtain.... The cooperative member did not participate for the purpose of obtaining profits from investment securities. [16]

Entheos's stock also fails to satisfy the investment contract test because Members do not receive any "profits" from their investments. Each Entheos Member's rebate is based entirely on the volume of the products purchased through the Co-op. Thus, a Member who purchases millions of dollars of product through Entheos vendors will (if revenues are available after reserve requirements) receive a much greater rebate than a Member who purchases thousands of dollars of product. This also clearly demonstrates that the rebates are generated solely based on a Member's participation in the program, and have nothing to do with the efforts of any third party, further distinguishing it from an investment contract.

Like other companies the Division has taken no-action positions with, Entheos, would require its Members to purchase certain minimums of stock through the use of patronage dividends. Unlike Entheos, some of those companies require the purchase of stock on a continuing basis based on a percentage of the member's purchase of material from the company. [17] Entheos's only requirement

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[16] *B. Rosenberg & Sons, Inc. v. St. James Sugar Cooperative, Inc., 447 F.Supp. 1, 4 (E.D. La. 1976), aff'd 565 F.2d 1213 (5th Cir. 1977).*

[17] Feltus Hardware Inc., SEC No-Action Letter, 1988 WL 235185 (Nov. 9, 1988) (2% requirement); Speer Associated Distributors, Inc., SEC No-Action Letter, 1985 WL 54480 (Sept. 12, 1985) (2% requirement); United Hardware

is that each Member ultimately own the same amounts of Class A and Class B stock and that each Member will have paid the exact same price for the Class A and Class B stock. Similarly, Entheos's patronage rebate will be based on each Member's patronage of vendors rather than ownership in Entheos. As noted previously, there is no ability for appreciation in any value of Entheos's stock and no dividends will be paid on Entheos's Class A or Class B common stock except in the form of patronage rebates. The Division has previously granted no-action requests based upon legal opinions that patronage rebates received by members of a cooperative do not constitute "profits" within the meaning of the investment contract test.[18] Equity credits or patronage rebates are not profits similar to income from ordinary stock investments, but are rebates or refunds to members based solely on patronage and not the profit that investors may seek on their investment

D. Entheos's "Member Withdrawal Notes" are not Securities

In addition to the analysis immediately above, courts have analyzed whether a note constitutes a security. The Supreme Court in *Reves v. Ernst & Young*, made it clear that mere characterization of an instrument as debt is not dispositive of the issue of whether it is a security[19] In *Reves*, the Supreme Court stated that the notes are not securities *per se*, but must be defined using the "family resemblance" test.[20] Under the test, a note is presumed to be a security unless it bears a strong resemblance to one or more instruments contained in a judicially crafted list of instruments that, although commonly denominated notes, falls outside the "security" category. The Supreme Court went on to note that the presumption may be rebutted only by showing that the note bears a strong resemblance to one of the enumerated categories of instruments which are exceptions, as determined by using the following four factors: (1) the motivations that would prompt a reasonable seller and buyer to enter into a transaction; (2) the "plan of distribution;" (3) the reasonable expectations of the investors; and (4) additional factors, such as the existence of another regulatory scheme, which would reduce the risk of the note, thereby rendering application of the 1933 Act unnecessary.[21]

Entheos will only issue a note or "Member Withdrawal Note" in such circumstances when a Member, voluntarily or involuntarily, ceases to be a Member of Entheos. When a Member ceases to be a Member of Entheos, its shares may only be redeemed by Entheos and such shares may be redeemed over time by promissory note(s) (hereinbefore and hereinafter "Member Withdrawal Notes"). The Member Withdrawal Notes contemplated by Entheos are similar to notes in *Handy*

Distributing Co., SEC No-Action Letter, 1985 WL 54135 (May 6, 1985) (2% requirement); Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5, 1989).
[18] Id.
[19] *Reves v. Ernst & Young*, 110 S. Ct. 945 (1990)
[20] Id.
[21] Id.

Hardware Wholesale, Inc. when a Member in the *Handy Hardware Wholesale* case was selling its shares back to *Handy*.[22]

Member Withdrawal Notes

If a Member ceases to be a Member and therefore withdraws (voluntarily or involuntarily) from Entheos, its Class A and Class B common stock will be required to be repurchased by Entheos and may only be sold back or otherwise transferred to Entheos. The withdrawing Member shall be entitled to receive the full value of its shares (that being $100 per share of the Class A and Class B stock) evidenced by a non-interest bearing note over a period of five (5) years under which there will be equal payments made on an annual basis. If offered by the Entheos, the member may also have the right to elect to receive payment as a lump sum for all of its shares of Class A and Class B stock from Entheos in cash for an amount equal to eighty percent (80%) of the stock's per share value or at the equivalent of $80 per share. If Entheos issues a Member Withdrawal Note it will not bear any interest, will be unsecured, and may be redeemed early at the option of Entheos. This structure of Member Withdrawal Notes and repurchase is, in terms of its substance, similar to the withdrawal note structure under *Handy Hardware* [23]

The first factor in *Reves* is to determine the motivations that would prompt a reasonable person to enter into a transaction. As in *Handy Hardware*, these Member Withdrawal Notes, if used at all, would be issued to the withdrawing Member, not as a result of an investment acquired with the intention to earn a profit, but from the unpredictable event of a Member withdrawing from Entheos. Further, and again as was the case in *Handy Hardware*, the Member Withdrawal Note simply represents the terminating steps of a commercial transaction, not an investment vehicle "motivated" by the desire to earn a profit. As in *Handy Hardware*, the Member Withdrawal Note also fails the second factor under *Reves* in that the Member Withdrawal Note is not issued or traded for speculation; there is no general offer to a broad segment of the public on its issuance, and there is no secondary trading market. It is merely part of the plan set forth to give some assurance to a Member that Entheos will buy back a Member's stock.

The third factor in *Reves*, the "reasonable expectations of the investors," when applied to the Member Withdrawal Notes, also indicates that they are not investments. Independent audiologists become members of Entheos to purchase goods at a lower price through Entheos's larger buying power, not because Entheos advertises to independent audiologists that they can invest in Entheos by becoming a member. Unlike *Reves* where the cooperative's advertisements characterized the notes as "investments" and thereby created expectations/perceptions that made it seem reasonable for a prospective purchaser to believe he was making an investment to realize gain, Entheos makes no

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[22] *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006).
[23] *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006)

such characterizations, and it encourages no expectations or perceptions that participating in the cooperative will bring such member gain or appreciation in any investment sense. Further, each Member, prior to becoming a member of Entheos, will know, based on the documentation provided, that if they choose to withdraw (or are forced to withdraw) they will receive payment by a non-interest bearing note (full par value of stock) or by a cash payment (equal to 80% of the par value of the stock). Consequently, clear expectations and knowledge are that there will not be a return on their investment in the shares. As to the fourth factor in *Reves*, the Members have the option to accept cash for their shares upon withdrawal which would reduce risk involved since they would not be receiving a Member withdrawal note. [24]

E. <u>Our Opinion is Consistent with Numerous Other Instances where the Division has Granted No-Action Requests that a Company's Stock is not a Security.</u>

We believe this request is consistent with previous no-action requests in which the Division has issued no-action letters specifying that a company's stock is not a "security" within the meaning of the definition of a security under the Acts, although it is understood that the previous requests for no-action issued by the Division were based on the individual facts in those letters. See professional Veterinary Products, Ltd. SEC No-Action Letter (July 12, 1996); Feltus Hardware Inc., SEC No-Action Letter, 1988 WL 235185 (Nov. 9, 1988); Hardware Wholesalers, Inc., SEC No-Action Letter, 1987 WL 108008 (May 26, 1987); Speer Hardware Co., SEC No-Action Letter, 1987 WL 107433 (Jan. 5, 1987); Speer Associated Distributors, Inc., SEC No-Action Letter, 1985 WL 54480 (Sept. 12, 1985); United Hardware Distributing Co., SEC No-Action Letter, 1985 WL 54135 (May 6, 1985); OUR OWN Hardware Co., SEC No-Action Letter, 1984 WL 45162 (April 25, 1984); American Hardware Supply Co., SEC No-Action Letter, 1984 WL 44919 (Jan. 9, 1984); Services Centers Corp., SEC No-Action Letter, 1993 WL 177856 (May 21, 1993) (credit unions); Peer Marketing Associates, Inc. (Feb. 3, 1993) (tobacco and confectionery distributors); Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5, 1989) (retail grocers); NDS/Basic, Inc., SEC No-Action Letter, 1988 WL 234433 (June 30, 1988) (office supplies dealers); Associated Grocers, Inc., SEC No-Action Letter, 1988 WL 233663 (Feb. 12, 1988) (retail grocers).

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[24] See *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006). With regard to Member Withdrawal Notes the circumstances currently with Entheos are similar if not identical to the circumstances in *Handy Hardware* with regard to the substantive factors surrounding the Member Withdrawal Notes.

IV. CONCLUSION

Based on the foregoing, it is our opinion that under the Entheos corporate structure as delineated, neither Entheos's stock nor Membership Withdrawal Notes will be a "security" within the meaning of that term as defined in Section 2(a)(1) of the 1933 Act and Section 3(a)(10) of the 1934 Act and therefore registration is not required under the Acts. Entheos will operate on a cooperative basis under Subchapter T of the Code, and its stock and Membership Withdrawal Notes will meet all of the requirements of the *Forman* test as they will not possess any characteristics historically associated with a security and will not be considered investment contracts. Members join Entheos to obtain access to lower price merchandise and other services they might not obtain individually. Members will not join Entheos in expectation of any investment profit as that test was defined in *Howey* and applied in *Forman*. Additionally Entheos's stock and Membership Withdrawal Notes will meet the five factor test used in *Forman* in that:

- Members will not receive dividends or other distributions of property but will only receive patronage rebates based solely on a Member's patronage of vendors with whom Entheos has a contractual buying power relationship;
- Members will not be able to transfer their stock or Member Withdrawal Notes;
- Members will not be permitted to pledge or hypothecate their stock or Member Withdrawal Notes;
- All Members will have equal voting rights, regardless of investment level in Entheos; and
- There will be no ability for any class of Entheos's stock or Member Withdrawal Notes to appreciate in value. Entheos will repurchase shares only at a price equal to or less than the original purchase price of $100 per share.

Based upon the foregoing, it is our opinion that the Class A and Class B common stock offered to future Members of Entheos and Member Withdrawal Notes utilized by Entheos for future terminating Members will not be securities within the meaning of the Acts, and therefore registration is not required under the Acts. We respectfully request that the Division of Corporation Finance not recommend any enforcement action with respect to the issuance, offer and sale of Entheos's Class A and Class B common stock and Member Withdrawal Notes to Members by, and through Entheos without registration under the 1933 Act.

Thank you for your attention to the issues presented herein. Please call Joseph G. Bonahoom at (260) 420-4055 with questions, comments, or requests for additional information.

Very truly yours,

BONAHOOM & BONAHOOM, LLP

Joseph G. Bonahoom

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